NEWS RELEASE 07-05	February 13, 2007

FRONTEER’S AURORA DELIVERS RESOURCE ESTIMATES FOR THE MICHELIN AND JACQUES
LAKE URANIUM DEPOSITS, COASTAL LABRADOR

Fronteer Development Group Inc. ("Fronteer")(TSX:FRG)(AMEX:FRG) reports that Aurora Energy Resources Inc. ("Aurora") (TSX:AXU), in which Fronteer holds a 47.24% interest, has announced today the results of independent (“NI 43-101”) resource estimates for its 100% owned Michelin (“Michelin”) and Jacques Lake (“Jacques Lake”) uranium deposits in coastal Labrador. The two new estimates collectively yield:

1.	A Measured and Indicated resource of 58 million pounds of U3O8 (“uranium”), and

2.	An additional Inferred resource of 38 million pounds of uranium (see table below for grade- tonnage details).

Aurora’s uranium resource base has increased 170% in just over 12 months, attesting to the strategic importance of this new and growing uranium district. Both Michelin and Jacques Lake are still in their infancy in terms of their potential size, and both remain open for expansion during the 2007 drill program.

“This is a significant and exciting achievement,” says Dr. Mark O’Dea, President and CEO of Aurora. “Aurora’s substantial resource size has the potential to provide significant levels of uranium supply to meet growing global demand. What’s more, it will bring long-term benefits and opportunities to local communities and the province of Newfoundland and Labrador.”

MICHELIN DEPOSIT

Michelin has a strike length of over 1,000 metres and has been drill tested to a vertical depth of approximately 750 metres. The deposit, which remains open for expansion in all directions, has been separated into two preliminary resource domains (open pit and underground), using approximate depths obtained from an on-going scoping study. These two domains are as follows:

1.	An in-pit resource domain, which extends from surface to a depth of 185 vertical metres, 97% of which falls within the Measured and Indicated resource category.

2.	An underground resource domain that extends an additional 400 metres below the base of the pit.

Michelin has a new Measured and Indicated resource of 52.5 million pounds of uranium, with an additional Inferred resource of 33.1 million pounds of uranium. This is an increase of more than 140% from the previously announced resource in January 2006.

JACQUES LAKE DEPOSIT

During 2006, Aurora advanced Jacques Lake from a target to a deposit, which like Michelin, remains open for expansion in all directions. Jacques Lake has also been divided into preliminary open pit and underground resource domains. These two domains are as follows:

1.	An in-pit resource domain that extends from surface to a depth of 105 metres.

2.	An underground resource domain that extends an additional 275 metres below the pit.

Jacques Lake has an initial Indicated resource of 5.4 million pounds of uranium, and an Inferred resource of 5.0 million pounds of uranium.

RESOURCE ESTIMATE DETAILS

A detailed breakdown of the resource estimate for both deposits is shown in the following table:

Deposit	Measured			Indicated			Inferred
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	3,410,000	0.07	5,340,000	25,060,000	0.10	52,540,000	17,880,000	0.10	38,030,000

* Open pit resource reported at 0.03%U308cut-off
** Underground resource reported at a 0.05%U308cut-off

The Michelin database is made up of a combination of historic diamond drill holes both from surface (221 holes) and underground (50 holes). In 2005, 9 diamond drill holes were completed and the following year, in 2006, 35 holes were drilled. In addition, there are 597 historic underground samples. Assays for U308 were capped at 3.9 % U308. A geologic model was created that outlined a Main Zone and two smaller hanging wall zones. Composites 2.5 metres in length that honoured these mineralized domains were used to interpolate grades into blocks by ordinary kriging. An average bulk density of 2.71 was used to convert volumes to tonnes. The resource was classified into Measured, Indicated and Inferred using semi-variogram ranges applied to search ellipses.

Jacques Lake represents a new discovery in the Labrador Central Mineral Belt. It was first drilled in 2005, with 7 diamond drill holes, followed by a further 44 holes in 2006. Assays for U308 were capped at 0.45%. A geologic model outlined a Main Zone and smaller Hanging wall and Foot Wall zones of mineralization. Composites 2.5 metres in length were formed to honour these geologic domains. Ordinary kriging was used to interpolate grade into blocks 10 x 5 x 10 metres in dimension. The resource was classified as Indicated or Inferred based on semi-variogram ranges applied to search ellipses.

2007 EXPLORATION AND DEVELOPMENT PROGRAMS

For 2007, Aurora has planned a comprehensive program, which will include 80,000 to 100,000 metres of drilling, with a budget of approximately C$20 million. Aurora is planning to complete 25% of its drilling at Michelin, 25% at Jacques Lake and the remaining 50% on additional targets within the district.

In addition to drilling, Aurora has allocated C$5 million for baseline environmental studies and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008. Engineering studies, infrastructure and economic studies will continue under the direction of SNC-Lavalin, as the lead engineering firm for the development of the Michelin and Jacques Lake deposits. SNC-Lavalin was the lead engineering firm at the Voisey’s Bay nickel and copper mine in northern Labrador. Environmental baseline studies have been on-going for the past two years and will continue in 2007.

Aurora has applied for drill permits to both the Nunatsiavut government and the province of Newfoundland and Labrador. Subject to permit approval and weather, Aurora anticipates beginning its drill program at Melody Lake and Jacques Lake by mid-March. In addition, Aurora will be conducting a Titan Induced Polarization survey at Michelin to further delineate the deposit. Winter drilling permits for Michelin, which is located on Labrador Inuit Land, are expected once the Standards for Mineral Exploration and Quarrying for Labrador Inuit Lands have been finalized. To the best of its knowledge, the earliest Aurora anticipates the Nunatsiavut and provincial governments to finalize these standards is March 31, 2007.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a 47.24% interest in Aurora Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P. Eng, Vice President - Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project. with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements will be lodged within 30 days of this release.

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and receipt of exploration permits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.